CHINAEDU REPORTS SECOND QUARTER 2009 RESULTS

11.0% Increase in Second Quarter Net Revenue Year-Over-Year
with Second Quarter Net Revenue Exceeding Guidance

Live Conference Call to be held on Thursday, August 20, 2009 at 8 a.m. (Eastern) / 5 a.m. (Pacific) / 8 p.m. (Beijing/Hong Kong)

BEIJING, CHINA – August 19, 2009 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2009.1

Second Quarter 2009 Highlights

(in thousands, unaudited)	3 Months Ended				Six Months Ended
Period Ended	June 30,2008	June 30,2009	June 30,2009	Period over Period %	June 30,2008	June 30,2009	June 30,2009	Year over Year %
Currency in thousands	RMB	RMB	USD		RMB	RMB	USD
Financial Data:
Net revenue	79,521	88,275	12,924	11%	149,176	169,445	24,809	14%
Gross profit	56,142	55,078	8,063	-2%	101,642	103,678	15,179	2%
Income from operations	24,862	22,020	3,223	-11%	37,687	39,556	5,791	5%
Net income attributable to CEDU	9,187	8,860	1,297	-4%	11,274	18,424	2,697	63%
Adjusted EBITDA (Non-GAAP)	31,839	29,518	4,321	-7%	50,177	55,106	8,067	10%
Adjusted net income attributable to CEDU (Non-GAAP)	12,956	12,097	1,771	-7%	17,738	25,476	3,729	44%

EPS	0.16	0.18	0.027	13%	0.19	0.38	0.055	100%
Adjusted EPS (Non-GAAP)	0.22	0.25	0.037	14%	0.30	0.52	0.076	73%

Net income to CEDU per ADS	0.48	0.54	0.081	13%	0.57	1.14	0.165	100%
Adjusted net income to CEDU per ADS (Non-GAAP)	0.66	0.75	0.111	14%	0.90	1.56	0.228	73%
Operating Data:
Revenue students for online degree program	125,000	147,000	147,000	18%	125,000	147,000	147,000	18%

•
Total net revenue for the second quarter of 2009 increased by 11.0% to RMB88.3 million ($12.9 million) from RMB79.5 million for the corresponding period in 2008, exceeding our previously disclosed guidance for the second quarter of 2009 of RMB83 million to RMB87 million.

•
Net revenue from online degree programs, the Company’s major business segment, increased by 9.7% to RMB71.4 million ($10.5 million) for the second quarter of 2009 from RMB65.1 million for the corresponding period in 2008.

•
The number of revenue students[2] in online degree programs during the second quarter of 2009 increased by approximately 18% to over 147,000 from approximately 125,000 for the corresponding period in 2008.

•	Income from operations decreased by 11.4% to RMB22.0 million ($3.2 million) in the second quarter of 2009 from RMB24.9 million for the corresponding period in 2008.
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1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.8302 to $1.00, the noon buying rate in effect on June 30, 2009 in the H.10 statistical release of the Federal Reserve Board.  The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.
2 “Revenue students” refers to students of university online degree programs who have paid tuition in the applicable period.

•
Net income attributable to ChinaEdu Corporation, which is net income excluding net income attributable to noncontrolling interest decreased by 3.6% to RMB8.9 million ($1.3 million) in the second quarter of 2009 from RMB9.2 million for the corresponding period in 2008.

•
Adjusted EBITDA, which is a non-GAAP measure defined as net income before interest income, taxes, depreciation, amortization of intangible assets and land use rights, share-based compensation and goodwill and intangibles impairment charges, if applicable, decreased by 7.3% to RMB29.5 million ($4.3 million) in the second quarter of 2009 from RMB31.8 million for the corresponding period in 2008.

•
Adjusted net income attributable to ChinaEdu Corporation, which is a non-GAAP measure defined as net income attributable to ChinaEdu Corporation excluding share-based compensation, amortization of intangible assets and land use rights and goodwill and intangibles impairment charges, if applicable (all amounts are attributable to ChinaEdu Corporation, net of noncontrolling interest), decreased by 6.6% to RMB12.1 million ($1.8 million) in the second quarter of 2009 from RMB13.0 million for the corresponding period in 2008.

•	Basic net income attributable to ChinaEdu Corporation per share (“EPS”) was RMB0.18 ($0.027) for the second quarter of 2009 compared to RMB0.16 for the corresponding period in 2008.
•
Basic net income attributable to ChinaEdu Corporation per American Depositary Share (“ADS”) was RMB0.54 ($0.081) for the second quarter of 2009 compared to RMB0.48 for the corresponding period in 2008.

•	Basic adjusted net income attributable to ChinaEdu Corporation per share (non-GAAP) was RMB0.25 ($0.037) for the second quarter of 2009 compared to RMB0.22 for the corresponding period in 2008.
•	Basic adjusted net income attributable to ChinaEdu Corporation per ADS (non-GAAP) was RMB0.75 ($0.111) for the second quarter of 2009 compared to RMB0.66 for the corresponding period in 2008.

“We are pleased to report healthy enrollment and revenue growth for the 2009 spring semester,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer.  “In the second quarter of 2009, we strived for strong revenue growth from our learning centers and continued to expand our learning center network.  In addition, we are pleased to report continued progress in signing additional university partners for our online degree programs, including collaborative alliance agreements with provincial radio and television universities.  Our 101 online tutoring program continued to improve with new and updated courseware, stronger sales channels and improved customer services.  In addition, we have continued to invest in courseware development, technology upgrade and the learning platform for both online degree and non-degree programs, which we believe will position us for continued future growth.  Although there was a decline in gross profit, operating income and net income in the second quarter of 2009 compared to the second quarter of 2008, the Company’s margins for EBITDA, adjusted operating income and net income remained stable in the first half of 2009 relative to the first half of 2008, which we believe reflects improvements in the Company’s operations given the expansion of the learning centers network and investments in other businesses.”

Financial Results for the Second Quarter Ended June 30, 2009

Net Revenue
Total net revenue for the second quarter of 2009 was RMB88.3 million ($12.9 million), representing an 11.0% increase from the corresponding period in 2008.  Net revenue from online degree programs for the second quarter of 2009 was RMB71.4 million ($10.5 million), representing a 9.7% increase from RMB65.1 million for the corresponding period in 2008.  The growth in net revenue was primarily due to strong enrollment growth for the Spring semester of 2009, which registered over 147,000 revenue students compared to 125,000 revenue students for the Spring semester of 2008.

Net revenue from the Company’s non-online degree programs (online tutoring program, international curriculum programs and private primary and secondary schools) for the second quarter of 2009 was RMB16.8 million ($2.5 million), representing a 17.2% increase from RMB14.4 million for the corresponding period in 2008.  This increase was attributable to the increase in student enrollment at Anqing School for the academic year beginning in September 2008 as a result of the completion of Phase I of the new campus construction as well as a slight increase in net revenue for the 101 online tutoring programs.

Cost of revenue
Total cost of revenue for the second quarter of 2009 was RMB33.2 million ($4.9 million), representing an increase of 42.0% as compared to RMB23.4 million for the corresponding period of 2008.  Cost of revenue for online degree programs for the second quarter of 2009 was RMB22.5 million ($3.3 million), representing an increase of 67.4% as compared to RMB13.5 million for the second quarter of 2008.  In addition to increase in cost of revenue corresponding to enrollment growth, the increase in cost of revenue for online degree programs was attributable primarily to (i) enrollment growth in our university partners’ online degree programs in the Spring semester of 2009 compared to the Spring semester of 2008, (ii) courseware development for selected university partners at our collaborative alliances3 and (iii) the expansion of our learning center network.  Since most of the recruiting services performed by our learning centers to our university partners are recorded as cost of revenue, our total cost of revenue will continue to increase as we continue the expansion of the learning centers network.  We had 56 operational learning centers by the second quarter of 2009, of which 21 were proprietary and 35 were contracted locations, compared to 22 operational learning centers as of the end of the second quarter of 2008.

Cost of revenue for non-online degree programs for the second quarter of 2009 was RMB10.7 million ($1.6 million), representing a 7.5% increase from RMB9.9 million for the corresponding period in 2008.  This increase was attributable primarily to increased cost of revenue related to Anqing School’s new campus and 101 online tutoring program’s investment in YoYo Bear education products, which were partially offset by a decrease in cost of revenue for the international curriculum programs.

Gross Profit and Gross Margin
Gross profit for the second quarter of 2009 was RMB55.1 million ($8.1 million), representing a 1.9% decrease from RMB56.1 million for the corresponding period of 2008, as a result of the increase in cost of revenue, as discussed above.  Total gross margin for the second quarter of 2009 was 62.4% as compared to 70.6% for the corresponding period of 2008.  Since most of the recruiting services performed by our learning centers to our university partners are recorded as cost of revenue, our gross margin for the online degree programs segment decreased as a result of our continuous efforts in expanding the learning center network.  Furthermore, gross margin for Anqing School and 101 online tutoring programs were negatively impacted by our investment in Anqing School’s new campus and investment in YoYo Bear products, respectively, each of which are still in the early stages of development and thus are currently producing less income than expenses associated with such investments.
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3 “Collaborative alliance” or “Collaborative alliances” refer to the subsidiary or subsidiaries that the Company formed with certain university partners to provide services to their online degree programs, which subsidiaries are majority owned by the Company.

Operating Expenses
Total operating expenses were RMB33.1 million ($4.8 million) for the second quarter of 2009, representing a 5.7% increase from RMB31.3 million for the corresponding period in 2008.  This increase was attributable primarily to increases in general and administrative and research and development expenses, partially offset by a decrease in selling and marketing expenses, each as discussed below.

•
General and administrative expenses for the second quarter of 2009 were RMB19.7 million ($2.9 million), which represented a 7.1% increase from RMB18.4 million for the corresponding period of 2008.  This increase was attributable primarily to an increase in performance-based employee compensation.

•
Selling and marketing expenses were RMB5.4 million ($0.8 million) for the second quarter of 2009, which represented a 22.6% decrease from RMB7.0 million for the corresponding period in 2008. This decrease is attributable primarily to a decrease in the amount spent on general advertising and promotional activities for our own learning center operations in the second quarter in 2009.

•
Research and development expenses for the second quarter of 2009 were RMB7.9 million ($1.2 million), representing a 35.2% increase from RMB5.8 million for the corresponding period in 2008.  This increase was attributable primarily to increased technological support and platform upgrades for certain collaborative alliances in order to further enhance our online degree programs.

•
Share-based compensation for the second quarter of 2009, which was allocated to the related cost and operating expense line items, was RMB2.1 million ($0.3 million) as compared to RMB1.7 million for the corresponding period in 2008.  The increase was attributable primarily to costs related to the repricing of options (as previously approved by our shareholders) during the current quarter, which resulted in the recognition of incremental compensation costs.

Income from Operations
As a result of the factors discussed above, income from operations for the second quarter of 2009 was RMB22.0 million ($3.2 million), which decreased by 11.4% from RMB24.9 million for the corresponding period of 2008.

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, amortization of intangible assets and land use rights and goodwill and intangibles impairment charges, if applicable, was RMB25.5 million ($3.7 million) for the second quarter of 2009, which decreased by 11.8% as compared to RMB28.9 million in the corresponding period of 2008.  The decrease was attributable primarily to the increase in cost of revenue as discussed above.

Interest Income
Interest income was RMB1.2 million ($0.2 million) in the second quarter of 2009, as compared to RMB2.6 million in the corresponding quarter of 2008.  This decrease was attributable primarily to (i) reduced interest-bearing cash and bank deposit balance of RMB311 million as of June 30, 2009, compared to RMB434 million as of June 30, 2008, and (ii) a lower interest rate for the second quarter of 2009 compared to the corresponding period of 2008.

Income Tax Expense
Income tax income for the second quarter was RMB6.3 million ($0.9 million), as compared to income tax expense of RMB9.4 million for the corresponding period in 2008.  This was attributable primarily to the fact that, in the fourth quarter of 2008, seven of our subsidiaries and affiliate companies applied and qualified for the “new and high technology enterprises” status under the new Chinese Enterprise Income Tax Regulation, which came into effect on January 1, 2008.  As a result of their qualification for the “new and high technology enterprises” status, these subsidiaries received certain tax exemptions and a preferential statutory tax rate of 15%, thereby reducing the effective tax rate for the second quarter of 2009 to 26.3% as compared to 34.9% for the corresponding period in 2008.

Noncontrolling Interest
Noncontrolling interest was RMB8.7 million ($1.3 million) in the second quarter of 2009, representing a 3.5% increase from RMB8.4 million in the corresponding period in 2008, which was attributable primarily to increased profitability of our collaborative alliances related to the online degree programs.

Net Income (loss) attributable to ChinaEdu Corporation
Net income attributable to ChinaEdu Corporation, which is net income excluding net income attributable to noncontrolling interest, was RMB8.9 million ($1.3 million) for the second quarter of 2009, representing a decrease of 3.6% from net income attributable to ChinaEdu Corporation of RMB9.2 million for the corresponding period in 2008.  Adjusted net income attributable to ChinaEdu Corporation (non-GAAP) decreased by 6.6% to RMB12.1 million ($1.8 million) for the second quarter of 2009, as compared to RMB13.0 million in the corresponding period of 2008.  The decrease in both net income and adjusted net income attributable to ChinaEdu Corporation (non-GAAP) was primarily due to the increase in cost of revenue in the second quarter of 2009 as compared to the corresponding period in 2008.

Due to a reduction in the number of basic and diluted shares outstanding for the second quarter of 2009 compared to the corresponding period in 2008 as a result of the Company’s stock repurchase in the first quarter of 2009, basic and diluted EPS were RMB0.18 ($0.027) and RMB0.17 ($0.025), respectively, for the second quarter of 2009, compared to RMB0.16 and RMB0.15, respectively, for the second quarter of 2008.  Similarly, basic and diluted adjusted EPS (non-GAAP) were RMB0.25 ($0.037) and RMB0.23 ($0.034), respectively, for the second quarter of 2009, compared to RMB0.22 and RMB0.21, respectively, for the second quarter of 2008.

In addition, basic and diluted net income attributable to CEDU per ADS were RMB0.54 ($0.081) and RMB0.51 ($0.075), respectively, for the second quarter of 2009, compared to RMB0.48 and RMB0.45, respectively, for the corresponding period in 2008.  Similarly, basic and diluted adjusted net income attributable to CEDU per ADS were RMB0.75 ($0.111) and RMB0.69 ($0.102), respectively, for the second quarter of 2009, compared to RMB0.66 and RMB0.63, respectively, for the corresponding period in 2008.

Adjusted EBITDA (Non-GAAP)
Adjusted EBITDA (non-GAAP) was RMB29.5 million ($4.3 million) for the second quarter of 2009, which decreased by 7.3% as compared to RMB31.8 million for the corresponding period in 2008.  This decrease was attributable primarily to the increase in cost of revenue, as discussed above.

Deferred Revenue
Deferred revenue at the end of the second quarter of 2009 was RMB101.5 million ($14.9 million), with current deferred revenue of RMB95.3 million ($14.0 million) and non-current deferred revenue of RMB6.2 million ($0.9 million).  Deferred revenue at the end of the second quarter of 2009 increased significantly compared to deferred revenue of RMB36.5 million at the end of the first quarter 2009 due to the seasonality of enrollments, which results in tuition being received generally during the second quarter (spring semester) and the fourth quarter (fall semester) of each year.

Cash and Cash Equivalents
As of June 30, 2009, ChinaEdu reported cash and cash equivalents of RMB231.1 million ($33.8 million), which primarily consisted of cash-on-hand, demand deposits and term deposits with maturity periods of three months or less.

Term Deposits and Amount Due from Related Parties
Term deposits and the amount due from related parties (which represents cash owed to us by our collaborative alliance partners) amounted to RMB79.5 million ($11.6 million) and RMB225.7 million ($33.0 million), respectively, on June 30, 2009.

2009 Year-to-Date Financial Results

Net Revenue
For the six months ended June 30, 2009, total net revenue was RMB169.4 million ($24.8 million), representing an increase of 13.6% from RMB149.2 million for the corresponding period in 2008.  Total net revenue for the sixth months ended June 30, 2009 consisted of RMB137.2 million ($20.1 million) in net revenue from online degree programs and RMB32.2 million ($4.7 million) in net revenue from non-online degree programs.  The growth in total net revenue was attributable primarily to strong enrollment growth for the online degree programs and growth in net revenue at Anqing School and 101 online tutoring programs.

Cost of Revenue
For the first six months of 2009, total cost of revenue was RMB65.8 million ($9.6 million), representing an increase of 38.4% as compared to RMB47.5 million for the corresponding period in 2008, which increase was primarily due to the expansion of our learning centers network, courseware development for selected university partners at our collaborative alliances, and the increase in cost of revenue at Anqing School and 101 online tutoring programs.

Gross Profit
Gross profit for the first six months of 2009 was RMB103.7 million ($15.2 million) as compared with RMB101.6 million for the corresponding period in 2008, representing an increase of 2.0%.

Income from Operations
Income from operations were RMB39.6 million ($5.8 million) for the first six months of 2009, representing an increase of 5.0% from RMB37.7 million for the first six months of 2008.

Net Income (loss) attributable to ChinaEdu Corporation
Net income attributable to ChinaEdu Corporation was RMB18.4 million ($2.7 million) for the first six months of 2009, representing an increase of 63.4% compared with RMB11.3 million for the corresponding period in 2008, primarily due to an increase in income from operations, as well as a decrease in income tax expenses compared to the corresponding period in 2008.

Third Quarter 2009 Total Net Revenue Guidance
For the third quarter of 2009, ChinaEdu expects its total net revenue to be in the range of RMB84 million ($12 million) to RMB88 million ($13 million).  This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call
ChinaEdu senior management will host a conference call on Thursday, August 20, 2009 at 8:00 a.m. U.S. Eastern time / 5:00 a.m. U.S. Pacific time / 8:00 p.m. Beijing/Hong Kong time.

The conference call may be accessed by calling (US) 866 383 7989/ (International) +1 617 597 5328/ (HK) +852 3002 1672/ (China) +86 10 800 152 1490, and entering the passcode: 48836701.  A telephone replay of the conference call will be available shortly after the call until August 27, 2009 at (US) 888 286 8010/ (International) +1 617 801 6888 and entering passcode: 27031028. A live and archived webcast may be accessed via the Internet at http://ir.chinaedu.net.

Non-GAAP Financial Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu Corporation, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, amortization of intangible assets and land use rights and goodwill and intangibles impairment charges, if applicable.  The Company also uses adjusted EBITDA, which is also a non-GAAP measure and is adjusted from GAAP results of net income to exclude interest income, taxes, depreciation, amortization of intangible assets and land use rights, share-based compensation and goodwill and intangibles impairment charges, if applicable.  These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future.  These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 12 long-term, exclusive contracts that generally vary from 15 to 50 years in length.  ChinaEdu also performs recruiting services for 17 universities through our nationwide learning center network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:
Lily Liu, CFO ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1002 E-mail: ir@chinaedu.net
S. Jimmy Xia, IR Manager ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1150 E-mail: ir@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31,2008 As Adjusted (2)	June 30,2009	June 30,2009
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	353,933	231,132	33,840
Accounts receivable, net	14,854	24,965	3,655
Term deposits	63,500	79,491	11,638
Inventory	-	1,077	158
Prepaid expenses and other current assets	20,251	15,937	2,333
Amounts due from related parties	150,472	225,734	33,049
Deferred tax assets	3,986	1,640	240
Total current assets	606,996	579,976	84,913
Cost method investment	1,210	1,210	177
Land use rights, net	28,344	28,178	4,126
Property and equipment, net	161,925	190,034	27,823
Deposits paid for acquisition of property and equipment	8,619	8,619	1,262
Intangible assets, net	70,377	67,884	9,939
Deferred tax assets	2,096	3,043	446
Rental deposits	958	863	126
Goodwill	38,155	38,155	5,586
Total assets	918,680	917,962	134,398

Liabilities and equity
Current liabilities:
Accounts payable	8,530	6,988	1,023
Deferred revenues	96,068	95,376	13,964
Accrued expenses and other current liabilities	51,629	52,243	7,649
Amounts due to related parties	25,769	53,872	7,887
Income taxes payable	27,917	23,458	3,434
Other taxes payable	12,008	11,724	1,716
Total current liabilities	221,921	243,661	35,673
Deferred revenues	6,073	6,156	901
Deferred tax liabilities	11,069	10,640	1,558
Unrecognized tax benefit	5,473	7,454	1,091
Total liabilities	244,536	267,911	39,223

Total shareholders’ equity:	589,829	552,582	80,905
Noncontrolling interest (1)	84,315	97,469	14,270
Total equity	674,144	650,051	95,175
Total liabilities and equity	918,680	917,962	134,398

(1) Effective January 1, 2009, the Company adopted SFAS 160 (Statement of Financial Accounting Standards No. 160,"Noncontrolling Interests in Consolidated Financial Statements"). SFAS 160, which was retrospectively applied, requires noncontrolling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

(2) December 31, 2008 balances were extracted from the form 6-K for the quarters ended December 31, 2008, as adjusted to reflect the adoption of SFAS 160.

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Six Months Ended
(in thousands, except for percentage, share, and per share information)	June 30,2008 As Adjusted (3)	March 31,2009	June 30,2009	June 30,2009	June 30,2008 As Adjusted (3)	June 30,2009	June 30,2009
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenue:
Online degree programs	65,124	65,764	71,447	10,460	120,084	137,211	20,089
International curriculum programs	6,587	5,583	5,213	763	14,129	10,796	1,581
Online tutoring programs	4,078	3,592	4,704	689	7,355	8,296	1,215
Private primary and secondary schools	3,732	6,231	6,911	1,012	7,608	13,142	1,924
Total net revenue	79,521	81,170	88,275	12,924	149,176	169,445	24,809

Cost of revenue:
Online degree programs	13,461	22,683	22,537	3,300	28,763	45,220	6,621
International curriculum programs	5,674	2,948	2,793	409	10,439	5,741	841
Online tutoring programs	995	1,441	1,624	238	1,722	3,065	449
Private primary and secondary schools	3,249	5,498	6,243	914	6,610	11,741	1,719
Total cost of revenue	23,379	32,570	33,197	4,861	47,534	65,767	9,630

Gross profit:
Online degree programs	51,663	43,081	48,910	7,160	91,321	91,991	13,468
International curriculum programs	913	2,635	2,420	354	3,690	5,055	740
Online tutoring programs	3,083	2,151	3,080	451	5,633	5,231	766
Private primary and secondary schools	483	733	668	98	998	1,401	205
Total gross profit	56,142	48,600	55,078	8,063	101,642	103,678	15,179

Online degree programs	79.3%	65.5%	68.5%	68.5%	76.0%	67.0%	67.0%
International curriculum programs	13.9%	47.2%	46.4%	46.4%	26.1%	46.8%	46.8%
Online tutoring programs	75.6%	59.9%	65.5%	65.5%	76.6%	63.1%	63.1%
Private primary and secondary schools	12.9%	11.8%	9.7%	9.7%	13.1%	10.7%	10.7%
Gross margin	70.6%	59.9%	62.4%	62.4%	68.1%	61.2%	61.2%

Operating expenses:
General and administrative	18,433	19,583	19,742	2,890	39,348	39,325	5,758
Selling and marketing	7,017	4,910	5,434	796	12,879	10,344	1,514
Research and development	5,830	6,571	7,882	1,154	11,728	14,453	2,116
Total operating expenses	31,280	31,064	33,058	4,840	63,955	64,122	9,388
Income from operations	24,862	17,536	22,020	3,223	37,687	39,556	5,791
Operating margin	31.3%	21.6%	24.9%	24.9%	25.3%	23.3%	23.3%

Other income	145	626	625	92	296	1,251	183
Interest income	2,605	1,672	1,182	173	5,353	2,854	418
Interest expense	(585)	-	-	-	(1,191)	-	-
Income before income tax provisions	27,027	19,834	23,827	3,488	42,145	43,661	6,392

Income tax expense	(9,425)	(2,708)	(6,257)	(916)	(14,325)	(8,965)	(1,313)
Net income	17,602	17,126	17,570	2,572	27,820	34,696	5,079
Net income attributable to the noncontrolling interest	(8,415)	(7,562)	(8,710)	(1,275)	(16,546)	(16,272)	(2,382)
Net income attributable to ChinaEdu Corporation	9,187	9,564	8,860	1,297	11,274	18,424	2,697
Net margin	11.6%	11.8%	10.0%	10.0%	7.6%	10.9%	10.9%

Net income attributable to CEDU per share:
Basic	0.16	0.19	0.18	0.027	0.19	0.38	0.055
Diluted	0.15	0.18	0.17	0.025	0.18	0.35	0.052

Net income attributable to CEDU per ADS:
Basic	0.48	0.57	0.54	0.081	0.57	1.14	0.165
Diluted	0.45	0.54	0.51	0.075	0.54	1.05	0.156

Weighted average aggregate number of ordinary shares outstanding:
Basic	58,434,407	49,983,675	48,285,473	48,285,473	58,434,407	49,129,883	49,129,883
Diluted	61,813,068	52,919,048	51,595,566	51,595,566	62,298,037	52,252,616	52,252,616

(3) Amounts were extracted from Form 6-K for the quarter ended June 30, 2008, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended				Six Months Ended
(in thousands)	June 30,2008	March 31,2009	June 30,2009	June 30,2009	June 30,2008	June 30,2009	June 30,2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	17,602	17,126	17,570	2,572	27,820	34,696	5,079
Share-based compensation	1,671	2,262	2,055	301	2,054	4,317	632
Depreciation	2,903	3,941	3,983	583	5,637	7,924	1,160
Amortization of land use rights	141	163	152	22	282	315	46
Amortization of intangible assets	2,262	1,686	1,308	192	4,517	2,994	438
Accounts receivable write-off	-	62	347	51	-	409	60
Loss from disposal of property and equipment	-	78	15	2	-	93	14
Deferred income taxes	1,281	1,795	(825)	(121)	7,137	970	142
Accounts receivable	(12,324)	10,378	(20,898)	(3,060)	(12,487)	(10,520)	(1,540)
Inventory	-	-	(1,077)	(158)	-	(1,077)	(158)
Prepaid expenses and other current assets	8,093	(1,881)	6,188	906	707	4,307	631
Amounts due from related parties	(98,677)	46,384	(111,046)	(16,258)	(63,088)	(64,662)	(9,467)
Rental deposits	(266)	47	48	7	562	95	14
Land use right	-	(949)	(1,040)	(152)	-	(1,989)	(291)
Accounts payable	91	1,084	1,772	259	(56)	2,856	418
Deferred revenues	57,371	(65,617)	65,006	9,517	(112)	(611)	(89)
Accrued expenses and other current liabilities	2,283	(2,046)	2,648	388	(7,831)	602	88
Amounts due to related parties	24,705	1,005	24,840	3,637	12,653	25,845	3,784
Unrecognized tax benefit	136	348	1,633	239	269	1,981	290
Other taxes payable	2,156	(4,533)	4,249	622	(2,151)	(284)	(42)
Income tax payable	7,970	(9,229)	4,770	698	788	(4,459)	(653)

Net cash provided by (used in) operating activities	17,398	2,104	1,698	247	(23,299)	3,802	556

Investing activities:
Purchase of business	(4,000)	-	-	-	(4,000)	-	-
Purchase of property and equipment	(11,240)	(10,605)	(29,919)	(4,380)	(19,725)	(40,524)	(5,933)
Deposits paid for acquisition of property and equipment	(979)	-	-	-	(1,010)	-	-
Purchase of term deposit	(25,000)	(31,008)	15,008	2,197	(26,958)	(16,000)	(2,343)
Purchase of contractual right	(1,225)	(500)	-	-	(1,225)	(500)	(73)
Proceeds from disposal of property and equipment	-	-	-	-	31	-	-
Net cash provided by (used in) investing activities	(42,444)	(42,113)	(14,911)	(2,183)	(52,887)	(57,024)	(8,349)

Financing activities:
Repurchase of ordinary shares	-	(61,647)	-	-	-	(61,647)	(9,026)
Repayment of long-term loan interest and principal	(1,091)	-	-	-	(2,156)	-	-
Cash dividends paid to noncontrolling shareholders	-	(10,600)	-	-	-	(10,600)	(1,552)
Capital contributions by noncontrolling shareholders	1,225	980	-	-	1,225	980	143
Proceeds from exercise of options	-	713	711	104	-	1,424	208
Net cash provided by (used in) financing activities	134	(70,554)	711	104	(931)	(69,843)	(10,227)

Effect of foreign exchange rate changes	(6,330)	340	(76)	(9)	(19,260)	264	41

CASH AND CASH EQUIVALENTS, beginning of period	431,979	353,933	243,710	35,681	497,114	353,933	51,819

CASH AND CASH EQUIVALENTS, end of period	400,737	243,710	231,132	33,840	400,737	231,132	33,840

Net increase (decrease) in cash	(31,242)	(110,223)	(12,578)	(1,841)	(96,377)	(122,801)	(17,979)

ChinaEdu Corporation
Reconciliations of non-GAAP results of operations measures to GAAP measures

	Three Months Ended				Six Months Ended
(in thousands, unaudited)	June 30,2008	March 31,2009	June 30,2009	June 30,2009	June 30,2008	June 30,2009	June 30,2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations
GAAP Result	24,862	17,536	22,020	3,223	37,687	39,556	5,791
Share-based compensation	1,671	2,262	2,055	301	2,054	4,317	632
Amortization	2,403	1,849	1,460	214	4,799	3,309	484
Adjusted income from operations (Non-GAAP)	28,936	21,647	25,535	3,738	44,540	47,182	6,907
Adjusted operating margin	36.4%	26.7%	28.9%	28.9%	29.9%	27.8%	27.8%

Net income (loss) attributable to ChinaEdu Corporation
GAAP Result	9,187	9,564	8,860	1,297	11,274	18,424	2,697
Share-based compensation	1,671	2,262	2,055	301	2,054	4,317	632
Share-based compensation attributable to the noncontrolling interest	(305)	(296)	(278)	(41)	(389)	(574)	(84)
Amortization	2,403	1,849	1,460	214	4,799	3,309	484

Adjusted net income attributable to ChinaEdu Corporation (Non-GAAP)	12,956	13,379	12,097	1,771	17,738	25,476	3,729
Adjusted net margin	16.3%	16.5%	13.7%	13.7%	11.9%	15.0%	15.0%

Adjusted net income per share:
Basic	0.22	0.27	0.25	0.037	0.30	0.52	0.076
Diluted	0.21	0.25	0.23	0.034	0.28	0.49	0.071

Weighted average aggregate number of ordinary shares outstanding:
Basic	58,434,407	49,983,675	48,285,473	48,285,473	58,434,407	49,129,883	49,129,883
Diluted	61,813,068	52,919,048	51,595,566	51,595,566	62,298,037	52,252,616	52,252,616

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, amortization of intangible assets and land use rights and goodwill and intangibles impairment, if applicable.

Adjusted net income attributable to ChinaEdu Corporation, which is a non-GAAP measure defined as net income attributable to the ChinaEdu Corporation excluding share-based compensation, noncontrolling interest for share-based compensation, amortization of intangible assets and land use rights and goodwill and intangibles impairment charges, if applicable.

ChinaEdu Corporation
Reconciliation from net income to adjusted EBITDA (*)

	Three Months Ended				Six Months Ended
(in thousands, unaudited)	June 30,2008	March 31,2009	June 30,2009	June 30,2009	June 30,2008	June 30,2009	June 30,2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income	17,602	17,126	17,570	2,572	27,820	34,696	5,079
Income tax provision	9,425	2,708	6,257	916	14,325	8,965	1,313
Interest income and other, net	(2,165)	(2,298)	(1,807)	(265)	(4,458)	(4,105)	(601)
Depreciation	2,903	3,941	3,983	583	5,637	7,924	1,160
Amortization	2,403	1,849	1,460	214	4,799	3,309	484
Share-based compensation	1,671	2,262	2,055	301	2,054	4,317	632

Adjusted EBITDA	31,839	25,588	29,518	4,321	50,177	55,106	8,067
Adjusted EBITDA margin	40.0%	31.5%	33.4%	33.4%	33.6%	32.5%	32.5%

Adjusted EBITDA, which is a non-GAAP measure defined as earnings before interest income, taxes, depreciation, amortization of intangible assets and land use rights,  share-based compensation and goodwill and intangibles impairment charges, if applicable.